UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended September 30, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three months ended September 30, 2012.

1.	Quarterly Report of Textainer Group Holdings Limited for the Three and Nine Months Ended September 30, 2012

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended September 30, 2012

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) factors that are likely to continue to affect our performance, (ii) our belief that our liquidity has not been materially impacted by the current credit environment and (iii) our belief that, assuming that our lenders remain solvent, that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information—Risk Factors” included in our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2012 (our “2011 Form 20-F/A”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information—Risk Factors” included in our 2011 Form 20-F/A, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information—Risk Factors” included in our 2011 Form 20-F/A and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information—Risk Factors” included in our 2011 Form 20-F/A or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S.

federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2011 Form 20-F/A.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Nine Months ended September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2012		2011		2012		2011

Revenues:
Lease rental income		$97,494		$85,147		$277,173		$240,555
Management fees		6,195		7,397		20,289		22,696
Trading container sales proceeds		11,058		9,024		35,339		19,444
Gains on sale of containers, net		7,558		7,913		27,009		23,724

Total revenues		122,305		109,481		359,810		306,419

Operating expenses:
Direct container expense		5,425		4,480		17,589		12,753
Cost of trading containers sold		9,911		8,047		31,043		17,237
Depreciation expense		26,941		18,809		71,322		61,676
Amortization expense		1,275		1,443		3,880		4,775
General and administrative expense		5,496		5,801		17,041		18,042
Short-term incentive compensation expense		1,159		1,259		3,473		3,712
Long-term incentive compensation expense		1,551		1,356		5,229		4,464
Bad debt expense, net		682		1,681		3,143		2,225
Gain on sale of containers to noncontrolling interest		—		—		—		(19,773)

Total operating expenses		52,440		42,876		152,720		105,111

Income from operations		69,865		66,605		207,090		201,308

Other income (expense):
Interest expense		(19,441)		(13,708)		(52,691)		(30,242)
Interest income		40		6		103		20
Realized losses on interest rate swaps and caps, net		(2,543)		(2,763)		(7,622)		(8,170)
Unrealized gains (losses) on interest rate swaps and caps, net		1,111		(3,516)		3,184		(5,758)
Other, net		3		12		1		(118)

Net other expense		(20,830)		(19,969)		(57,025)		(44,268)

Income before income tax and noncontrolling interest		49,035		46,636		150,065		157,040
Income tax benefit (expense)		1,324		(1,131)		(5,121)		(7,511)

Net income		50,359		45,505		144,944		149,529
Less: Net loss (income) attributable to the noncontrolling interest	299		295		1,433		(14,842)

Net income attributable to Textainer Group Holdings Limited common shareholders	$50,658		$45,800		$146,377		$134,687

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.01		$0.94		$2.94		$2.76
Diluted	$0.99		$0.92		$2.88		$2.70

Weighted average shares outstanding (in thousands):
Basic	50,348		48,916		49,774		48,832
Diluted	51,199		49,692		50,743		49,809

Other comprehensive income:
Foreign currency translation adjustments		68		69		73		189

Comprehensive income		50,427		45,574		145,017		149,718
Less: Comprehensive loss (income) attributable to the noncontrolling interest		299		295		1,433		(14,842)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$50,726		$45,869		$146,450		$134,876

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2012 and December 31, 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2012	2011

Assets
Current assets:
Cash and cash equivalents	$113,586	$74,816
Accounts receivable, net of allowance for doubtful accounts of $9,508 and $7,840 in 2012 and 2011, respectively	96,201	86,428
Net investment in direct financing and sales-type leases	30,627	25,075
Trading containers	12,054	12,970
Containers held for sale	9,660	7,832
Prepaid expenses	13,324	10,243
Deferred taxes	2,449	2,443
Due from affiliates, net	3	—

Total current assets	277,904	219,807
Restricted cash	50,632	45,858
Containers, net of accumulated depreciation of $425,779 and $377,731 at 2012 and 2011, respectively	2,633,988	1,903,855
Net investment in direct financing and sales-type leases	110,754	85,121
Fixed assets, net of accumulated depreciation of $9,010 and $9,027 at 2012 and 2011, respectively	1,774	1,717
Intangible assets, net of accumulated amortization of $34,824 and $33,340 at 2012 and 2011, respectively	34,869	46,675
Other assets	16,833	7,171

Total assets	$3,126,754	$2,310,204

Liabilities and Equity

Current liabilities:
Accounts payable	$4,296	$2,616
Accrued expenses	11,617	18,491
Container contracts payable	160,149	25,510
Deferred revenue	1,841	6,245
Due to owners, net	16,776	15,812
Secured debt facility	—	41,035
Bonds payable	131,500	91,500

Total current liabilities	326,179	201,209
Revolving credit facilities	217,002	133,047
Secured debt facilities	825,000	779,383
Bonds payable	739,167	464,226
Deferred revenue	—	1,136
Interest rate swaps and caps	12,926	16,110
Income tax payable	25,666	22,729
Deferred taxes	6,726	7,438

Total liabilities	2,152,666	1,625,278

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 55,749,610 and 48,951,114 at 2012 and 2011, respectively	557	490
Additional paid-in capital	352,892	154,460
Accumulated other comprehensive income (loss)	44	(28)
Retained earnings	616,340	528,906

Total Textainer Group Holdings Limited shareholders’ equity	969,833	683,828
Noncontrolling interest	4,255	1,098

Total equity	974,088	684,926

Total liabilities and equity	$3,126,754	$2,310,204

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended
	September 30,
	2012	2011
Cash flows from operating activities:
Net income	$144,944	$149,529

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	71,322	61,676
Bad debt expense, net	3,143	2,225
Unrealized (gains) losses on interest rate swaps and caps, net	(3,184)	5,758
Amortization of debt issuance costs	9,002	5,878
Amortization of intangible assets	3,880	4,775
Amortization of acquired net below-market leases	(33)	(353)
Amortization of deferred revenue	(5,293)	(6,425)
Amortization of unearned income on direct financing and sales-type leases	(8,390)	(6,798)
Gains on sale of containers, net	(27,009)	(23,724)
Gain on sale of containers to noncontrolling interest	—	(19,773)
Share-based compensation expense	6,010	4,663
Changes in operating assets and liabilities	(7,283)	(18,433)

Total adjustments	42,165	9,469

Net cash provided by operating activities	187,109	158,998

Cash flows from investing activities:
Purchase of containers and fixed assets	(758,868)	(761,191)
Payment for Textainer Marine Containers Ltd. capital restructuring, net of cash acquired	—	(11,783)
Proceeds from sale of containers and fixed assets	67,841	57,308
Receipt of principal payments on direct financing and sales-type leases	29,100	22,858

Net cash used in investing activities	(661,927)	(692,808)

Cash flows from financing activities:
Proceeds from revolving credit facilities	209,530	166,000
Principal payments on revolving credit facilities	(125,575)	(134,000)
Proceeds from secured debt facilities	839,000	591,000
Principal payments on secured debt facilities	(834,697)	(353,802)
Proceeds from bonds payable	400,000	400,000
Principal payments on bonds payable	(85,292)	(48,625)
Increase in restricted cash	(4,774)	(27,031)
Debt issuance costs	(23,113)	(8,312)
Issuance of common shares in public offering	185,220	—
Issuance of common shares upon exercise of share options	4,605	5,840
Excess tax benefit from share-based compensation awards	2,965	3,491
Capital contributions from noncontrolling interest	4,589	749
Dividends paid	(58,943)	(45,421)

Net cash provided by financing activities	513,515	549,889

Effect of exchange rate changes	73	189

Net increase in cash and cash equivalents	38,770	16,268
Cash and cash equivalents, beginning of the year	74,816	57,081

Cash and cash equivalents, end of period	$113,586	$73,349

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2012	2011

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest and realized losses on interest rate swaps and caps, net	$51,138	$31,439
Net income taxes paid	$471	$133
Supplemental disclosures of noncash investing activities:
Increase (decrease) in accrued container purchases	$36,326	$(79,232)
Containers placed in direct financing and sales-type leases	$67,857	$34,625
Intangible assets relinquished for container purchases	$7,959	$7,646
Contribution of nonmonetary assets for Textainer Marine Containers Ltd. capital restructuring:
Net investment in direct financing and sales-type leases	$—	$8,896
Containers, net	$—	$124,153

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 9 “Segment Information”).

TGH completed an underwritten public offering of an aggregate of 8,625,000 of its common shares at a price to the public of $31.50 per share on September 19, 2012. Of the common shares sold, TGH sold 6,125,000 new common shares and Halco Holdings Inc. (“Halco”) sold 2,500,000 of its existing common shares. TGH received $185,220 and Halco received $75,600 after deducting underwriting discounts. Halco’s total ownership and voting interest in TGH’s common shares before and after the offering was 60% and 49%, respectively. The Company intends to use all of its net proceeds from the offering for capital expenditures and general corporate purposes.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on June 27, 2012.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s consolidated financial position as of September 30, 2012, and the Company’s consolidated results of operations for the three and nine months ended September 30, 2012 and 2011 and the consolidated cash flows for the nine months ended September 30, 2012 and 2011. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2012.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

On August 5, 2011, a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), was formed between the Company’s wholly owned subsidiary, Textainer Limited (“TL”), and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW and TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement, dated as of August 5, 2011, with certain lenders and Wells Fargo Securities, LLC (“WFS”), as administrative agent for the lenders, TW maintains a revolving credit facility with an aggregate commitment of up to $425,000 for the origination of direct financing leases to finance up to 85% of the book value of TW’s net investment in direct financing leases (see Note 8 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facilities, and Derivative Instruments”). Both WFC and WFS are direct and indirect wholly owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, the Company’s wholly owned subsidiary, Textainer Equipment Management Limited (“TEML”), manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases.

Based on the combined design and provisions of TW’s members, credit and management agreements, the Company has determined that TW is a Variable Interest Entity (“VIE”) and that the Company is the primary beneficiary of TW by virtue of its role as manager of the vehicle and its equity ownership in the entity. An entity is the primary beneficiary of a VIE if it meets both of the following criteria:

•	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

•	The obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be potentially significant to the VIE.

Accordingly, the Company includes TW’s financial statements in its consolidated financial statements. The equity owned by WFC in TW is shown as a noncontrolling interest on the Company’s consolidated balance sheet and the net income (loss) attributable to its operations is included in net income (loss) attributable to noncontrolling interest on the Company’s consolidated statement of income.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 10 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in the United States, Canada, Bermuda, Singapore, the United Kingdom, the Netherlands and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The changes in the carrying amount of intangible assets during the nine months ended September 30, 2012 are as follows:

Balance as of December 31, 2011	$46,675
Amortization of step acquisition adjustment related to lease contracts (1)	33
Amortization expense	(3,880)
Reduction arising from the relinquishment of management rights from the purchase of containers	(7,959)

Balance as of September 30, 2012	$34,869

(1)	Represents amortization of a step acquisition adjustment related to TL’s purchase of 3,000 additional Class A shares of Textainer Marine Containers Limited (“TMCL”) on November 1, 2007. The adjustment was recorded to increase the balance of the lease contracts to an amount that equaled the fair market value of the lease contracts on the date of acquisition and the related amortization is included in lease rental income in the accompanying condensed consolidated statements of comprehensive income.

The following is a schedule, by year, of future amortization of intangible assets as of September 30, 2012:

Twelve months ending September 30:
2013	$4,451
2014	4,613
2015	4,672
2016	4,830
2017 and thereafter	16,303

Total future amortization of intangible assets	$34,869

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct finance and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct finance leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

Container leases generally do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers that are purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant increase in container resale prices over the last few years as a result of an industry-wide shortage of older containers available for sale and the increased cost of new containers. Based on this extended period of higher realized container resale prices and the Company’s expectation that new equipment prices will remain near current levels, the Company increased the estimated future residual values of its containers used in the calculation of depreciation expense on July 1, 2011. The effect of this change for the nine months ended September 30, 2012 was a reduction in depreciation expense of $7,277 ($6,831 after tax or $0.13 per diluted share) compared to depreciation expense recorded for the nine months ended September 30, 2011. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in additional income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Concentrations

Although substantially all of the Company’s revenue is derived from assets employed in foreign countries, substantially all of this revenue is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months ended September 30, 2012 and 2011, $1,841 (or 33.9%) and $1,466 (or 32.7%), respectively, and for the nine months ended September 30, 2012 and 2011, $6,211 (or 35.3%) and $4,399 (or 34.5%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three and nine months ended September 30, 2012, the Company’s direct container expenses were paid in 15 and 18 different foreign currencies, respectively, and for the three and nine months ended September 30, 2011, the Company’s direct container expenses were paid in 16 and 18 different foreign currencies, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for lease rental income from one major lessee that amounted to 11.3% and 12.8% of the Company’s lease rental income for the three months ended September 30, 2012 and 2011, respectively, and 11.9% and 12.2% of the Company’s lease rental income for the nine months ended September 30, 2012 and 2011, respectively, no other single lessee made up greater than 10% of the Company’s lease rental income for those periods. The same customer accounted for 14.8% and 20.6% of the Company’s accounts receivable, net as of September 30, 2012 and December 31, 2011, respectively.

(j)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under interest rate swap agreements are recognized in realized losses on interest rate swaps and caps, net in the condensed consolidated statements of comprehensive income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

(k)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options and restricted share units awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of comprehensive income as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(l)	Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

(m)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the applicable period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Share options for the three months ended September 30, 2012 and 2011 of 188,828 and 151,543, respectively, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method. Share options for the nine months ended September 30, 2012 and 2011 of 318,531 and 152,040, respectively, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS is presented as follows:

All amounts in thousands, except Net income attributable to Textainer Group Holdings Limited common shareholders per common share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders - basic and diluted	$50,658	$45,800	$146,377	$134,687
Denominator:
Weighted average common shares outstanding - basic	50,348	48,916	49,774	48,832
Dilutive share options and restricted share units	851	776	969	977

Weighted average common shares outstanding - diluted	51,199	49,692	50,743	49,809

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$1.01	$0.94	$2.94	$2.76
Diluted	$0.99	$0.92	$2.88	$2.70

(n)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2012 and December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2012
Liabilities
Interest rate swaps and caps	$—	$12,926	$—

Total	$—	$12,926	$—

December 31, 2011
Liabilities
Interest rate swaps and caps	$—	$16,110	$—

Total	$—	$16,110	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of September 30, 2012 and December 31, 2011:

	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2012
Assets
Containers held for sale (1)	$—	$373	$—

Total	$—	$373	$—

December 31, 2011
Assets
Containers held for sale (1)	$—	$173	$—

Total	$—	$173	$—

(1)	Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers held for sale to their estimated fair value less cost to sell. The Company recorded impairments during the three months ended September 30, 2012 and 2011 of $131 and $375, respectively, and during the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

nine months ended September 30, 2012 and 2011 of $459 and $1,160, respectively, as a part of depreciation expense to write down the value of containers identified for sale to their estimated fair value less cost to sale.

The Company measures the fair value of its $797,917 notional amount of interest rate swaps and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap and cap agreements had a net fair value liability of $12,926 and $16,110 as of September 30, 2012 and December 31, 2011, respectively. The credit valuation adjustment (which was a reduction in the liability) was determined to be $77 and $134 as of September 30, 2012 and December 31, 2011, respectively. The change in fair value for the nine months ended September 30, 2012 and 2011 of $3,184 and $(5,758), respectively, was recorded in the condensed consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

The Company calculates the fair value of its cash and cash equivalents and restricted cash using observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1). The Company calculates the fair value of its net investment in direct financing leases and debt using unobservable inputs that reflect its own assumptions (Level 3) and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. At September 30, 2012 and December 31, 2011, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $136,416 and $106,948 at September 30, 2012 and December 31, 2011, respectively, compared to a book value of $141,381 and $110,196 at September 30, 2012 and December 31, 2011, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $1,942,124 and $1,483,150 at September 30, 2012 and December 31, 2011, respectively, compared to a book value of $1,912,669 and $1,509,191 at September 30, 2012 and December 31, 2011, respectively.

(o)	Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of FASB Accounting Standards Codification Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The amendments are effective for interim and annual reporting periods beginning after December 15, 2011. Accordingly, the Company adopted ASU 2011-04 on January 1, 2012, which had no effect on the Company’s consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”), which provides new guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. Accordingly, the Company adopted ASU 2011-05 on January 1, 2012.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

(3)	Gain on Sale of Containers to Noncontrolling Interest

On June 30, 2011, the Company’s primary asset owning subsidiary, TMCL, completed a capital restructuring, whereby TL became the sole owner of TMCL. Immediately before the capital restructuring, TL held an 82.49% economic ownership in TMCL and TCG Fund I, L.P. (“TCG”) held the remaining 17.51% economic ownership. TL’s total ownership and voting interest in TMCL’s Class A common shares before and after the capital restructuring was 75% and 100%, respectively.

On June 30, 2011, TL purchased 1,500 (or 12.5%) Class A common shares of TMCL from TCG for cash consideration of $71,089. The Company accounted for this transaction as a reduction in the related noncontrolling interest and additional paid-in capital. To complete the capital restructuring, TMCL contributed 12.5% of its containers, net and investment in direct financing and sales-type leases to TCG and TCG paid $67,303 of principal on TMCL’s secured debt facility (equal to 12.5% of the balance of TMCL’s secured debt facility and bonds payable) in consideration for the remaining 1,500 (or 12.5%) Class A shares of TMCL held by TCG, which were immediately retired. The fair value of the containers, net and investment in direct financing and sales-type leases contributed was $124,153 and $8,896, respectively, compared to a book value of $104,345 and $8,931, respectively. The Company recorded a gain on sale of containers to noncontrolling interest of $19,773 for the three months ended June 30, 2011 in the amount by which the fair value of its containers, net and net investment in direct financing and sales-type leases exceeded their book values. Simultaneously with the contribution of containers, net and net investment in direct financing and sales-type leases, TCG repaid $67,303 of TMCL’s secured debt facility. TL also paid an additional $7,997 of cash consideration to TCG during the three months ended September 30, 2011 as a final determination of the purchase price as determined under the contract for 12.5% of the book value of TMCL’s net assets excluding the book value of containers, net, net investment in direct financing and sales-type leases, secured debt facility and bonds payable as of June 30, 2011. As a result of this restructuring, TL acquired the noncontrolling interest in TMCL and additional paid-in capital was reduced by $43,010 during the nine months ended September 30, 2011.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

Changes in the Company’s shareholders’ equity resulting from the changes in its ownership interest in TMCL for the nine months ended September 30, 2012 and 2011 were as follows:

	2012	2011
Net income attributable to TGH common shareholders	$146,377	$134,687

Transfers to the noncontrolling interest:
Decrease in TGH’s additional paid-in capital for TMCL capital restructuring	—	(43,010)

Transfers to the noncontrolling interest	—	(43,010)

Change from net income attributable to TGH common shareholders and transfers to the noncontrolling interest	$146,377	$91,677

TL’s 100% ownership and voting interest in TMCL’s Class B common shares was not affected by the capital restructuring. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL and was not affected by the capital restructuring. For U.S. federal income tax purposes, as a result of the capital restructuring described above, TMCL became a disregarded entity with respect to the Company. The Company has consolidated TMCL since the inception of the entity in 2001.

(4)	Container Purchases

In April, August and September 2012, the Company concluded four separate purchases of approximately 84,100 containers that it had been managing for institutional investors, including related accounts receivable, net investment in direct financing leases, accounts payable and accrued expenses for total purchase consideration of $178,665 (consisting of cash of $170,706 and elimination of the Company’s intangible asset for the management rights relinquished of $7,959). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$167,068
Other net assets	11,597

$178,665

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

(5)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three and nine months ended September 30, 2012 and 2011 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Fees from affiliated owners	$976	$1,188	$4,000	$3,554
Fees from unaffiliated owners	4,710	5,715	14,793	17,688

Fees from owners	5,686	6,903	18,793	21,242
Other fees	509	494	1,496	1,454

Total management fees	$6,195	$7,397	$20,289	$22,696

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at September 30, 2012 and December 31, 2011 consisted of the following:

	September 30,	December 31,
	2012	2011
Affiliated owners	$2,315	$919
Unaffiliated owners	14,461	14,893

Total due to owners, net	$16,776	$15,812

(6)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 67,068 and 56,857 containers under direct financing and sales-type leases as of September 30, 2012 and December 31, 2011, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the consolidated balance sheets as of September 30, 2012 and December 31, 2011 were as follows:

	September 30,	December 31,
	2012	2011
Future minimum lease payments receivable	$160,723	$122,349
Residual value of containers on sales-type leases	9,144	11,032
Less unearned income	(28,486)	(23,185)

Net investment in direct financing and sales-type leases	$141,381	$110,196

Amounts due within one year	$30,627	$25,075
Amounts due beyond one year	110,754	85,121

Net investment in direct financing and sales-type leases	$141,381	$110,196

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of September 30, 2012, the aging would be as follows:

1-30 days past due	$6,532
31-60 days past due	860
61-90 days past due	14,927
Greater than 90 days past due	6,668

Total past due	28,987
Current	131,736

Total future minimum lease payments	$160,723

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. Management does not set an internal credit score or obtain an external credit score as part of estimating the allowance as of period end. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the nine months ended September 30, 2012 are as follows:

Balance as of December 31, 2011	$—
Additions charged to expense	701
Write-offs	(97)

Balance as of September 30, 2012	$604

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of September 30, 2012:

Year ending September 30:
2013	$40,325
2014	37,449
2015	33,401
2016	25,819
2017 and thereafter	23,729

Total future minimum lease payments receivable	$160,723

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $2,758 and $2,220 for the three months ended September 30, 2012 and 2011, respectively, and $7,855 and $6,760 for the nine months ended September 30, 2012 and 2011, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

(7)	Income Taxes

The Company’s effective income tax rates were -2.70% and 2.43% for the three months ended September 30, 2012 and 2011, respectively, and 3.41% and 4.78% for the nine months ended September 30, 2012 and 2011, respectively.

The Company released liabilities for unrecognized tax benefits and recognized tax provision reductions of $3,040 and $3,267 for the three months ended September 30, 2012 and 2011, respectively, due to the lapsing of certain statutes of limitations.

In October of 2012, the Company received notification from the Internal Revenue Service that the 2010 United States tax return for TGH’s subsidiary, Textainer Equipment Management (U.S.) has been selected for examination. The examination is currently ongoing and to date, no matters have arisen to alter the Company’s accounting for income taxes.

(8)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facilities, and Derivative Instruments

The following represents the Company’s debt obligations as of September 30, 2012 and December 31, 2011:

	September 30,	December 31,
Revolving Credit Facilities, Bonds Payable and Secured Debt Facility	2012	2011
TL Revolving Credit Facility, weighted average variable interest at 1.79% and 1.53% at September 30, 2012 and December 31, 2011, respectively	$182,500	$125,000
TW Revolving Credit Facility, weighted average variable interest at 2.98% and 3.02% at September 30, 2012 and December 31, 2011, respectively	34,502	8,047
2005-1 Bonds, variable interest at 0.75% and 0.81% at September 30, 2012 and December 31, 2011, respectively	137,334	175,726
2011-1 Bonds, fixed interest at 4.70%	350,000	380,000
2012-1 Bonds, fixed interest at 4.21%	383,333	—
TMCL Secured debt Facility, weighted average interest 3.03% at December 31, 2011	—	820,418
TMCL II Secured Debt Facility, weighted average variable interest at 2.85% at September 30, 2012	825,000	—

Total debt obligations	$1,912,669	$1,509,191

Amount due within one year	$131,500	$132,535

Amounts due beyond one year	$1,781,169	$1,376,656

Revolving Credit Facilities

TL has a credit agreement with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”). On September 24, 2012, TL extended the term of the TL Revolving Credit Facility and amended certain terms, thereof, including an increase in the aggregate commitment amount from $205,000 to $600,000 (which includes a $50,000 letter of credit facility). The maturity date was changed from April 22, 2013 to September 24, 2017. The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility at September 30, 2012 was based either on the Base Rate (as defined in the TL Credit Agreement) or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. Total outstanding principal under the TL Revolving Credit Facility was $182,500 and $125,000 as of September 30, 2012 and December 31, 2011, respectively. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of September 30, 2012 and December 31, 2011.

The TL Revolving Credit Facility is secured by the Company’s containers and under the terms of the TL Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the TL Revolving Credit Facility, as limited by the Company’s borrowing base, was $250,051 as of September 30, 2012.

TGH acts as a full and unconditional guarantor of the TL Revolving Credit Facility. The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Revolving Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The TL Revolving Credit Facility does not restrict TGH’s ability to obtain funds from TL in the form of dividends or loans. The Company was in compliance with all such covenants at September 30, 2012. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

TW is party to a credit agreement, dated as of August 5, 2011, with certain lenders and WFS, as administrative agent for the lenders, which provides for a revolving credit facility with an aggregate commitment amount of up to $425,000 (the “TW Revolving Credit Facility”). The TW Revolving Credit Facility provides for payment of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility is based on one-month LIBOR plus 2.75% per annum. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, August 5, 2024. Total outstanding principal under the TW Revolving Credit Facility was $34,502 and $8,047 as of September 30, 2012 and December 31, 2011 respectively.

The TW Revolving Credit Facility was amended on October 1, 2012 to reduce the aggregate commitment amount of the TW Credit Facility from $425,000 to $250,000.

The TW Revolving Credit Facility is secured by TW’s containers and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Revolving Credit Facility, as limited by TW’s borrowing base, was $0 as of both September 30, 2012 and December 31, 2011.

The TW Revolving Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $41,162 as of September 30, 2012. The TW Revolving Credit Facility contains restrictive covenants, including limitations of TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Revolving Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels, and TW’s overall Asset Base minimums, in which TW, TGH and TGH’s container management subsidiary were in full compliance at September 30, 2012.

Bonds Payable and Secured Debt Facility

In 2005, TMCL issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Based on the outstanding principal amount at September 30, 2012 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal has been insured and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

In June 2011, TMCL issued $400,000 aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at September 30, 2012 and under the 10-year amortization schedule, $40,000 in 2011-1 Bond principal will amortize per year. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to June 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

In April 2012, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2012-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at June 30, 2012 and under the 10-year amortization schedule, $40,000 in 2012-1 Bond principal will amortize per year. Under the terms of the 2012-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to May 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds is fixed at 4.21% per annum. The final target payment date and legal final payment date are April 15, 2022 and April 15, 2027, respectively. The 2012-1 Notes were used to repay certain outstanding indebtedness of TMCL, in particular a portion of the TMCL Secured Debt Facility, and for general corporate purposes. The 2012-1 Notes are secured by a pledge of TMCL’s assets.

At December 31, 2011, the Company’s primary ongoing container financing requirements were funded by revolving notes issued by TMCL (the “TMCL Secured Debt Facility”), which provided a total commitment in the amount of $850,000. The TMCL Secured Debt Facility provided for payments of interest only during the period from its inception through June 29, 2012 (the Conversion Date as defined in the Indenture governing the 2005-1 Bonds, the 2011-1 Bonds and the TMCL Secured Debt Facility), with a provision for the TMCL Secured Debt Facility to amortize over a 10-year period, but not to exceed the maximum term of a 15-year period, beginning on the Conversion Date. The interest rate on the TMCL Secured Debt Facility at December 31, 2011, payable monthly in arrears, was one-month LIBOR plus 2.75%. There was also a commitment fee on the unused portion of the TMCL Secured Debt Facility, payable in arrears, of 0.75% if total borrowings under the TMCL Secured Debt Facility equaled 50% or more of the total commitment or 1.00% if total borrowings were less than 50% of the total commitment.

In May 2012, Textainer Marine Containers II Limited (“TMCL II”), a new asset owning subsidiary wholly owned by TL, entered into a securitization facility (“TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and it acquired a portion of the containers owned by TMCL. TMCL used proceeds it received from TMCL II for the containers to terminate the TMCL Secured Debt Facility. The additional amount available for borrowing under the TMCL II Secured Debt Facility, as

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

limited by the Company’s borrowing base was $9,151 as of September 30, 2012. The TMCL II Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (currently set at May 1, 2014), with a provision that if not renewed the TMCL II Secured Debt Facility will partially amortize over a five year period and then mature. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is one-month LIBOR plus 2.625% during the revolving period prior to the Conversion Date. There is also a commitment fee of 0.75% on the unused portion of the TMCL II Secured Debt Facility, which is payable monthly in arrears. If the TMCL II Secured Debt Facility is not refinanced or renewed prior to the Conversion Date, the interest rate will increase to one-month LIBOR plus 3.625%.

Under the terms of the 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds and TMCL II Secured Debt Facility, the total outstanding principal of these three programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s and TMCL II’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds are secured by a pledge of TMCL’s assets. The total obligations under the TMCL II Secured Debt Facility are secured by a pledge of TMCL II’s assets. As of September 30, 2012, TMCL and TMCL II’s total assets amounted to $1,298,823 and $1,093,750, respectively. The 2005-1 Bonds, 2011-1 Bonds, 2012-Bonds and TMCL II Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s and TMCL II’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, for which TMCL, TMCL II and TGH’s container management subsidiary were in compliance at September 30, 2012.

On February 3, 2012, TMCL entered into a commitment letter (the “Commitment”) issued by a bank to provide an irrevocable letter of credit (“Letter of Credit”) with a maximum available commitment amount of $100,000 on the Conversion Date of the TMCL Secured Debt Facility if the facility was not refinanced or terminated on or prior to the Conversion Date. The purpose of the Commitment was to maintain TMCL’s current credit ratings on the 2005-1 Bonds, the 2011-1 Bonds and the TMCL Secured Debt Facility. The purpose of the Letter of Credit was to supplement the 2005-1 Bonds, the 2011-1 Bonds and the Secured Debt Facility by covering possible shortfalls in principal and interest payments under certain stress scenarios modeled by TMCL’s credit rating agencies. The interest rate on the Letter of Credit, payable monthly in arrears, would be one-month LIBOR plus 5.50% to 6.50% per annum for the five-year period following the Conversion Date and one-month LIBOR plus 11.50% per annum thereafter. There was also a commitment fee of $500, which was paid in full upon issuance of the Commitment on February 3, 2012, and an unused fee on the Commitment, payable in arrears, of 0.25% per annum, from February 3, 2012 through the Conversion Date and 0.625% per annum thereafter. The Commitment was terminated on May 1, 2012 and the Letter of Credit was never issued.

The following is a schedule by year, of future scheduled repayments, as of September 30, 2012:

	TL Revolving Credit Facility	TW Revolving Credit Facility	2005-1 Bonds	2011-1 Bonds	2012-1 Bonds	TMCL II Secured Debt Facility

Twelve months ending September 30:
2013	$—	$—	$51,500	$40,000	$40,000	$—
2014	—	—	51,500	40,000	40,000	27,500
2015	—	—	34,334	40,000	40,000	82,500
2016	—	—	—	40,000	40,000	82,500
2017 and thereafter	182,500	34,502	—	190,000	223,333	632,500

	$182,500	$34,502	$137,334	$350,000	$383,333	$825,000

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a five-year fully amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of September 30, 2012:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.22% and 5.63% per annum, non-amortizing notional amounts, with termination dates through November 2015	$307,180

Interest rate swap contracts with several banks, with fixed rates between 0.48% and 3.96% per annum, amortizing notional amounts, with termination dates through July 2017	490,737

Total notional amount as of September 30, 2012	$797,917

During October 2012, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR rate fixed at 3.21% per annum, in non-amortizing notional amount of $70,000 and a term from October 15, 2012 through April 15, 2013.

During November 2012, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR fixed rate at 1.06% per annum, in non-amortizing notional amount of $4,518 and a term from November 6, 2012 through November 15, 2020.

During November 2012, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR rate fixed at 3.21% per annum, in non-amortizing notional amount of $50,000 and a term from November 15, 2012 through May 15, 2013.

The Company’s interest rate swap and cap agreements had a fair value asset and liability of $12,926 and $16,110, respectively, as of September 30, 2012 and December 31, 2011, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate derivatives is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and believes that they were in compliance with the related derivative agreements at September 30, 2012. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate derivatives are included in interest rate swaps and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

(9)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container ownership, Container management and Container resale. The following tables show segment information for the three and nine months ended September 30, 2012 and 2011, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of income:

Three Months Ended September 30, 2012	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$97,259	$235	$—	$—	$—	$97,494
Management fees to external customers	—	5,107	1,088	—	—	6,195
Inter-segment management fees	—	11,578	1,623	—	(13,201)	—
Trading container sales proceeds	—	—	11,058	—	—	11,058
Gains on sale of containers, net	7,558	—	—	—	—	7,558

Total revenue	$104,817	$16,920	$13,769	$—	$(13,201)	$122,305

Depreciation expense	$27,899	$203	$—	$—	$(1,161)	$26,941

Interest expense	$19,441	$—	$—	$—	$—	$19,441

Unrealized gains on interest rate swaps and caps, net	$1,111	$—	$—	$—	$—	$1,111

Segment income before income taxes and noncontrolling interest	$40,265	$8,926	$2,820	$(838)	$(2,138)	$49,035

Total assets	$3,061,472	$111,699	$15,586	$4,858	$(66,861)	$3,126,754

Purchases of long-lived assets	$272,165	$297	$—	$—	$—	$272,462

Three Months Ended September 30, 2011	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$84,815	$332	$—	$—	$—	$85,147
Management fees to external customers	—	6,284	1,113	—	—	7,397
Inter-segment management fees	—	12,297	1,544	—	(13,841)	—
Trading container sales proceeds	—	—	9,024	—	—	9,024
Gains on sale of containers, net	7,913	—	—	—	—	7,913

Total revenue	$92,728	$18,913	$11,681	$—	$(13,841)	$109,481

Depreciation expense	$19,484	$189	$—	$—	$(864)	$18,809

Interest expense	$13,708	$—	$—	$—	$—	$13,708

Unrealized losses on interest rate swaps and caps, net	$3,516	$—	$—	$—	$—	$3,516

Segment income before income taxes and noncontrolling interest	$38,429	$10,549	$2,602	$(666)	$(4,278)	$46,636

Total assets	$2,195,627	$104,387	$15,866	$2,858	$(47,126)	$2,271,612

Purchases of long-lived assets	$99,193	$175	$—	$—	$—	$99,368

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

Nine Months Ended September 30, 2012	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$276,481	$692	$—	$—	$—	$277,173
Management fees to external customers	—	16,976	3,313	—	—	20,289
Inter-segment management fees	—	34,289	5,338	—	(39,627)	—
Trading container sales proceeds	—	—	35,339	—	—	35,339
Gains on sale of containers, net	27,009	—	—	—	—	27,009

Total revenue	$303,490	$51,957	$43,990	$—	$(39,627)	$359,810

Depreciation expense	$73,979	$585	$—	$—	$(3,242)	$71,322

Interest expense	$52,691	$—	$—	$—	$—	$52,691

Unrealized gains on interest rate swaps and caps, net	$3,184	$—	$—	$—	$—	$3,184

Segment income before income taxes and noncontrolling interest	$123,522	$27,567	$9,769	$(2,996)	$(7,797)	$150,065

Total assets	$3,061,472	$111,699	$15,586	$4,858	$(66,861)	$3,126,754

Purchases of long-lived assets	$794,551	$643	$—	$—	$—	$795,194

Nine Months Ended September 30, 2011	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$239,667	$888	$—	$—	$—	$240,555
Management fees to external customers	—	18,959	3,737	—	—	22,696
Inter-segment management fees	—	33,994	4,151	—	(38,145)	—
Trading container sales proceeds	—	—	19,444	—	—	19,444
Gains on sale of containers, net	23,724	—	—	—	—	23,724

Total revenue	$263,391	$53,841	$27,332	$—	$(38,145)	$306,419

Depreciation expense	$63,386	$595	$—	$—	$(2,305)	$61,676

Interest expense	$30,242	$—	$—	$—	$—	$30,242

Unrealized losses on interest rate swaps and caps, net	$5,758	$—	$—	$—	$—	$5,758

Segment income before income taxes and noncontrolling interest	$135,819	$28,008	$6,769	$(2,444)	$(11,112)	$157,040

Total assets	$2,195,627	$104,387	$15,866	$2,858	$(47,126)	$2,271,612

Purchases of long-lived assets	$681,298	$661	$—	$—	$—	$681,959

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container management and Container resale segments and the Container ownership segment.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(10)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TW Revolving Credit Facility, 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds, TMCL Secured Debt Facility and TMCL II Secured Debt Facility. The total balance of these restricted cash accounts was $50,632 and $45,858 as of September 30, 2012 and December 31, 2011, respectively.

(b)	Trading Container Purchase Commitments

The Company entered into an agreement in November 2011 with a shipping line to purchase up to $18,730 of containers to be resold. The agreement expires at the earlier of November 2012 or when all of the equipment has been delivered. At September 30, 2012, $863 of containers remain to be delivered.

(11)	Share Option and Restricted Share Unit Plan

As of September 30, 2012, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, TGH’s board of directors approved an increase in the number of shares available for future issuance by 1,468,500, which was approved by TGH’s shareholders at the annual meeting of shareholders on May 19, 2010. At September 30, 2012, 1,463,590 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% per year for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and thereafter, each employee’s restricted share units vest in increments of 25% per year. Restricted share units granted to directors fully vest one year after their grant date.

Share-based compensation expense for the three months ended September 30, 2012 and 2011 of $1,820 and $1,402, respectively, and for the nine months ended September 30, 2012 and 2011 of $6,010 and $4,663,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

respectively, was recorded as a part of long-term incentive compensation expense in the condensed consolidated statements of comprehensive income for share options and restricted share units awarded to employees under the 2007 Plan.

The following is a summary of activity in the Company’s 2007 Plan for the nine months ended September 30, 2012:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2011	1,069,045	$18.86
Options granted during the period	10,000	$31.34
Options exercised during the period	(297,181)	$15.50
Options forfeited during the period	(2,675)	$22.63

Balances, September 30, 2012	779,189	$20.29

Options exercisable at September 30, 2012	322,259	$16.24

Options vested and expected to vest at September 30, 2012	774,229	$20.25

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2011	1,178,612	$15.95
Share units granted during the period	20,413	$30.58
Share units vested during the period	(376,056)	$14.37
Share units forfeited during the period	(4,445)	$17.58

Balances, September 30, 2012	818,524	$17.03

Share units outstanding and expected to vest at September 30, 2012	812,285	$17.18

As of September 30, 2012, $10,729 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 1.9 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $30.55 per share as of September 30, 2012 was $4,611. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of September 30, 2012. The aggregate intrinsic value of all options exercised during the nine months ended September 30, 2012, based on the closing share price on the date each option was exercised was $4,606.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at September 30, 2012:

	Share options exercisable		Share options outstanding
	Number of shares (in thousands)	Weighted average exercise price	Number of shares (in thousands)	Weighted average exercise price
Range of per-share exercise prices:
$7.10	49,742	$7.10	108,512	$7.10
$16.50	202,832	16.50	202,832	16.50
$16.97	38,509	16.97	142,341	16.97
$28.26	31,176	28.26	143,948	28.26
$28.54	—	—	171,556	28.54
$31.34	—	—	10,000	31.34

	322,259	$16.24	779,189	$20.29

The weighted average contractual life of share options exercisable and share options outstanding as of September 30, 2012 was 5.8 years and 7.1 years, respectively.

(12)	Subsequent Events

TW Revolving Credit Facility

On October 1, 2012, the TW Revolving Credit Facility was amended to reduce the aggregate commitment amount of the TW Credit Facility from $425,000 to $250,000.

Derivative Instruments

On October 12, 2012, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR rate fixed at 3.21% per annum, in non-amortizing notional amount of $70,000 and a term from October 15, 2012 through April 15, 2013.

On November 5, 2012, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR fixed rate at 1.06% per annum, in non-amortizing notional amount of $4,518 and a term from November 6, 2012 through November 15, 2020.

During November 2012, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR rate fixed at 3.21% per annum, in non-amortizing notional amount of $50,000 and a term from November 15, 2012 through May 15, 2013.

Dividend

On November 5, 2012, TGH’s board of directors approved and declared a quarterly cash dividend of $0.44 per share on TGH’s issued and outstanding common shares, payable on November 28, 2012 to shareholders of record as of November 16, 2012.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2012 (our “2011 Form 20-F/A”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information—Risk Factors” included in our 2011 Form 20-F/A.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us” or “our” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of over 1.7 million containers, representing over 2.6 million TEU as of September 30, 2012. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 141,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers among container lessors, having sold an average of more than 80,000 containers per year for the last five years to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited in Johannesburg, South Africa, and its affiliates currently have beneficial interest in 49% of our issued and outstanding common shares.

We operate our business in three core segments:

•	Container Ownership. As of September 30, 2012, we owned containers accounting for approximately 69% of our fleet.

•

Container Management. As of September 30, 2012, we managed containers on behalf of 17 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. We are also the main supplier of leased containers to the U.S. military pursuant to a contract with the Surface Deployment and Distribution Command and earn a fee for supplying and managing its fleet of leased containers. As of September 30, 2012, managed containers account for approximately 31% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of September 30, 2012:

	Standard Dry Freight	Refrigerated	Other Specialized	Total	Percent of Total Fleet
TEU
Owned	1,744,804	45,627	40,188	1,830,619	68.8%
Managed	800,978	15,958	11,595	828,531	31.2%

Total fleet	2,545,782	61,585	51,783	2,659,150	100.0%

CEU
Owned	1,558,730	186,137	64,239	1,809,106	69.3%
Managed	718,570	64,119	18,800	801,489	30.7%

Total fleet	2,277,300	250,256	83,039	2,610,595	100.0%

Our fleet as of September 30, 2012 as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet

Term leases	76.7%
Master leases	15.9%
Direct financing and sales-type leases	4.3%
Spot leases	3.1%

Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2012 and 2011:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Utilization	97.9%	98.6%	97.4%	98.5%

We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated for held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense, interest expense, administrative expenses, direct operating expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	further consolidation of container manufacturers and/or decreased access to new containers;

•	the ability of our customers to meet their obligations to us; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information—Risk Factors” included in our 2011 Form 20-F/A.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2012 and 2011

The following table summarizes our total revenues for the three and nine months ended September 30, 2012 and 2011 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2012 and 2011	Nine Months Ended September 30,		% Change Between 2012 and 2011
	2012	2011		2012	2011
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$97,494	$85,147	14.5%	$277,173	$240,555	15.2%
Management fees	6,195	7,397	(16.2%)	20,289	22,696	(10.6%)
Trading container sales proceeds	11,058	9,024	22.5%	35,339	19,444	81.7%
Gain on sale of containers, net	7,558	7,913	(4.5%)	27,009	23,724	13.8%

Total revenues	$122,305	$109,481	11.7%	$359,810	$306,419	17.4%

Lease rental income for the three months ended September 30, 2012 increased $12,347 (14.5%) compared to the three months ended September 30, 2011, primarily due to a 17.7% increase in our owned fleet size. Lease rental income for the nine months ended September 30, 2012 increased $36,618 (15.2%) compared to the nine months ended September 30, 2011, primarily due to a 16.7% increase in our owned fleet size, partially offset by a 0.9 percentage point decrease in utilization for our owned fleet.

Management fees for the three months ended September 30, 2012 decreased $1,202 (-16.2%) compared to the three months ended September 30, 2011 due to a $747 decrease from lower acquisition fees due to fewer managed container purchases, a $239 decrease due to lower fleet performance and a $216 decrease due to a 3.8% decrease in the size of the managed fleet. Management fees for the nine months ended September 30, 2012 decreased $2,407 (-10.6%) compared to the nine months ended September 30, 2011 due to a $1,148 decrease due to lower fleet performance, a $607 decrease due to a 3.5% decrease in the size of the managed fleet, a $408 decrease in sales commissions and a $244 decrease in from lower acquisition fees due to fewer managed container purchases.

Trading container sales proceeds for the three months ended September 30, 2012 increased $2,034 (22.5%) compared to the three months ended September 30, 2011. This increase consisted of a $5,385 increase due to a 59.7% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell, partially offset by a $3,351 decrease due to a decrease in average sales proceeds per container. Trading container sales proceeds for the nine months ended September 30, 2012 increased $15,895

(81.7%) compared to the nine months ended September 30, 2011. This increase consisted of a $27,310 increase due to a 140.5% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell, partially offset by a $11,415 decrease due to a decrease in average sales proceeds per container.

Gain on sale of containers, net for the three months ended September 30, 2012 decreased $355 (-4.5%) compared to the three months ended September 30, 2011 primarily due to a $906 decrease due to a 11.5% decrease in the number of containers sold, partially offset by a $362 increase resulting from a increase in average sales proceeds of $39 per unit and a $189 increase in net gains on sales-type leases resulting from 642 containers placed on sales-type leases for the three months ended September 30, 2012 compared to 43 containers placed on sales-type leases for the three months ended September 30, 2011. Gain on sale of containers, net for the nine months ended September 30, 2012 increased $3,285 (13.8%) compared to the nine months ended September 30, 2011 primarily due to a $6,683 increase due to a 29.2% increase in the number of containers sold and a $3,875 increase in net gains on sales-type leases resulting from 6,264 containers placed on sales-type leases for the nine months ended September 30, 2012 compared to 953 containers placed on sales type leases for the nine months ended September 30, 2011, partially offset by a $7,273 decrease resulting from a decrease in average sales proceeds of $209 per unit for the nine months ended September 30, 2012.

The following table summarizes our total operating expenses for the nine months ended September 30, 2012 and 2011 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2012 and 2011	Nine Months Ended September 30,		% Change Between 2012 and 2011
	2012	2011		2012	2011
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$5,425	$4,480	21.1%	$17,589	$12,753	37.9%
Cost of trading containers sold	9,911	8,047	23.2%	31,043	17,237	80.1%
Depreciation expense	26,941	18,809	43.2%	71,322	61,676	15.6%
Amortization expense	1,275	1,443	(11.6%)	3,880	4,775	(18.7%)
General and administrative expense	5,496	5,801	(5.3%)	17,041	18,042	(5.5%)
Short-term incentive compensation expense	1,159	1,259	(7.9%)	3,473	3,712	(6.4%)
Long-term incentive compensation expense	1,551	1,356	14.4%	5,229	4,464	17.1%
Bad debt expense, net	682	1,681	(59.4%)	3,143	2,225	41.3%
Gain on sale of containers to noncontrolling interest	—	—	N/A	—	(19,773)	N/A

Total operating expenses	$52,440	$42,876	22.3%	$152,720	$105,111	45.3%

Direct container expense for the three months ended September 30, 2012 increased $945 (21.1%) compared to the three months ended September 30, 2011 primarily due to a $800 increase in storage expense. Direct container expense for the nine months ended September 30, 2012 increased $4,836 (37.9%) compared to the nine months ended September 30, 2011 primarily due to a $3,146 increase in storage expense, a $804 increase in maintenance expense and a $732 increase in handling expense.

Cost of trading containers sold for the three months ended September 30, 2012 increased $1,864 (23.2%) compared to the three months ended September 30, 2011 due to a $4,802 increase resulting from a 59.7% increase in the number of containers sold, partially offset by a $2,938 decrease resulting from a 22.9% decrease in the average cost per unit of containers sold. Cost of trading containers sold for the nine months ended September 30, 2012 increased $13,806 (80.1%) compared to the nine months ended September 30, 2011 due to a $24,210 increase resulting from a 140.5% increase in the number of containers sold, partially offset by a $10,404 decrease resulting from a 25.1% decrease in the average cost per unit of containers sold.

Depreciation expense for the three months ended September 30, 2012 increased $8,132 (43.2%) compared to the three months ended September 30, 2011 primarily due to an increase in fleet size and an increase in the average price of containers purchased. Depreciation expense for the nine months ended September 30, 2012 increased $9,646 (15.6%) due to a $16,923 increase resulting from an increase in fleet size and an increase in the average price of containers purchased, partially offset by a $7,277 decrease due to an increase in estimated residual values used in the calculation of depreciation expense.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Amphibious Container Leasing Limited; Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited; Capital Lease Limited, Hong Kong (“Capital”); and Gateway Management Services Limited (“Gateway”). Amortization expense decreased $168 (-11.6%) for the three months ended September 30, 2012 compared to the three months ended September 30, 2011 primarily due to the August 2012 acquisitions of a portion of the Capital and Gateway fleets that we previously managed. Amortization expense decreased $895 (-18.7%) for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 primarily due to the August 2012 acquisitions of a portion of the Capital and Gateway fleets and the May 2011 acquisition of a portion of the Gateway fleet that we previously managed.

General and administrative expense decreased $305 (-5.3%) and $1,001 (-5.5%) for the three and nine months ended September 30, 2012 compared to the three and nine months ended September 30, 2011, respectively, primarily due to decreases in professional fees.

Long-term incentive compensation expense for the three months ended September 30, 2012 increased $195 (14.4%) compared to the three months ended September 30, 2011 primarily due to additional share options and restricted share units that were granted under our 2007 Share Incentive Plan in November 2011. Long-term incentive compensation expense for the nine months ended September 30, 2012 increased $765 (17.1%) compared to the nine months ended September 30, 2011 primarily due to an adjustment to forfeiture rates and additional share options and restricted share units that were granted under our 2007 Share Incentive Plan in November 2011.

Bad debt expense, net for the three months ended September 30, 2012 decreased $999 (-59.4%) compared to the three months ended September 30, 2011 primarily due to the bankruptcies of two customers in July 2011, partially offset by an increase due to management’s assessment during the three months ended September 30, 2012 that the financial condition of certain lessees and their ability to make required payments had deteriorated. Bad debt expense, net for the nine months ended September 30, 2012 increased $918 (41.3%) compared to the nine months ended September 30, 2011 primarily due to management’s assessment during the nine months ended September 30, 2012 that the financial condition of certain lessees and their ability to make required payments had deteriorated and collections on accounts during the nine months ended September 30, 2011 that had previously been included in the allowance for doubtful accounts, partially offset by a decrease due to the bankruptcies of two customers in July 2011.

Gain on sale of containers to noncontrolling interest of $19,773 for the nine months ended September 30, 2011 resulted from our primary asset owning subsidiary, Textainer Marine Containers Limited’s (“TMCL”), transfer of containers, net and net investment in direct financing and sales-type leases in exchange for the purchase of 12.5% of its Class A common shares as a part of a capital restructuring on June 30, 2011.

The following table summarizes other income (expense) for the three and nine months ended September 30, 2012 and 2011 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2012 and 2011	Nine Months Ended September 30,		% Change Between
	2012	2011		2012	2011	2012 and 2011
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(19,441)	$(13,708)	41.8%	$(52,691)	$(30,242)	74.2%
Interest income	40	6	566.7%	103	20	415.0%
Realized losses on interest rate swaps and caps, net	(2,543)	(2,763)	(8.0%)	(7,622)	(8,170)	(6.7%)
Unrealized gains (losses) on interest rate swaps and caps, net	1,111	(3,516)	(131.6%)	3,184	(5,758)	(155.3%)
Other, net	3	12	(75.0%)	1	(118)	(100.8%)

Net other	$(20,830)	$(19,969)	4.3%	$(57,025)	$(44,268)	28.8%

Interest expense for the three months ended September 30, 2012 increased $5,733 (41.8%) compared to the three months ended September 30, 2011. $3,735 of this increase was due to an increase in average debt balances of $393,712 and $1,998 of this increase was due to an increase in average interest rates on the Company’s debt of 0.43 percentage points. Interest expense for the nine months ended September 30, 2012 increased $22,449 (74.2%) compared to the nine months ended September 30, 2011. $12,373 of this increase was due to an increase in average debt balances of $485,389, $8,613 of this increase was due to an increase in average interest rates on the Company’s debt of 0.80 percentage points and $1,463 of this increase was due to the write-off of unamortized debt issuance costs related to the termination of TMCL’s secured debt facility.

Realized losses on interest rate swaps and caps, net for the three months ended September 30, 2012 decreased $220 (-8.0%) compared to the three months ended September 30, 2011. $111 of this decrease was due to a decrease in average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.09 percentage points and $109 of this decrease was due to a decrease in average interest rate swap notional amounts of $20,443. Realized losses on interest rate swaps and caps, net for the nine months ended September 30, 2012 decreased $548 (-6.7%) compared to the nine months ended September 30, 2011. $318 of this decrease was due to a decrease in average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.08 percentage points and $230 of this decrease was due to a decrease in average interest rate swap notional amounts of $14,494.

Unrealized gains (losses) on interest rate swaps and caps, net changed from a net loss of $3,516 for the three months ended September 30, 2011 to a net gain of $1,111 for the three months ended September 30, 2012 due to an increase in the fair value liability of interest rate derivative agreements held during the three months ended September 30, 2011 resulting from a decrease in long-term interest rates compared to a decrease in the fair value liability of interest rate derivative agreements held during the three months ended September 30, 2012 resulting from an increase in long-term interest rates. Unrealized gains on interest rate swaps and caps, net changed from a net loss of $5,758 for the nine months ended September 30, 2011 to a net gain of $3,184 for the nine months ended September 30, 2012 due to an increase in the net fair value liability of interest rate derivative agreements during the nine months ended September 30, 2011 resulting from a decrease in long-term interest rates compared to a decrease in the net fair value liability of interest rate derivative agreements held in the nine months ended September 30, 2012 resulting from an increase in long-term interest rates.

The following table summarizes income tax expense and net loss (income) attributable to the noncontrolling interest for the three and nine months ended September 30, 2012 and 2011 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2012 and 2011	Nine Months Ended September 30,		% Change Between 2012 and 2011
	2012	2011		2012	2011
	(Dollars in thousands)			(Dollars in thousands)
Income tax benefit (expense)	$1,324	$(1,131)	(217.1%)	$(5,121)	$(7,511)	(31.8%)
Net income (loss) attributable to the noncontrolling interest	$299	$295	1.4%	$1,433	$(14,842)	(109.7%)

Income tax benefit (expense) changed from an income tax expense of $1,131 for the three months ended September 30, 2011 to an income tax benefit of $1,324 for the three months ended September 30, 2012. Income tax expense for the nine months ended September 30, 2012 decreased $2,390 (-31.8%) compared to the nine months ended September 30, 2011. During the three months ended September 30, 2012 and 2011, the Company released liabilities for unrecognized tax benefits of $3,040 and $3,267, respectively, due to the lapsing of certain statutes of limitation. The remaining change in income tax benefit (expense) for the three and nine months ended September 30, 2012 compared to the three and nine months ended September 30, 2011 was primarily due to a change in the sourcing of income between jurisdictions.

In October of 2012, the Company received notification from the Internal Revenue Service that the 2010 United States tax return for TGH’s subsidiary, Textainer Equipment Management (U.S.) has been selected for examination. The examination is currently ongoing and to date, no matters have arisen to alter the Company’s accounting for income taxes.

On September 30, 2011, the Company completed a capital restructuring of TMCL whereby TGH’s wholly owned subsidiary, Textainer Limited (“TL”), became the sole owner and acquired the noncontrolling interest of TMCL. TL’s total ownership and voting interest in TMCL’s class A common shares before and after the capital restructuring was 75% and 100%, respectively. On August 5, 2011, a joint venture, TW Container Leasing, Ltd. (“TW”), was formed between TL and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by a members agreement whereby TL owns 25% and WFC owns 75% of the common shares of TW and TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. As a result of TMCL’s capital restructuring and the formation of TW, the net income attributable to the noncontrolling interest for the nine months ended September 30, 2011 is primarily due to net income recognized by TMCL and the net loss attributable to the noncontrolling interest for the three and nine months ended September 30, 2012 and three months ended September 30, 2011 is due to a net loss recognized by TW.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three and nine months ended September 30, 2012 and 2011 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2012 and 2011	Nine Months Ended September 30,		% Change Between 2012 and 2011
	2012	2011		2012	2011
	(Dollars in thousands)			(Dollars in thousands)
Container Ownership	$40,265	$38,429	4.8%	$123,522	$135,819	(9.1%)
Container Management	$8,926	$10,549	(15.4%)	$27,567	$28,008	(1.6%)
Container Resale	$2,820	$2,602	8.4%	$9,769	$6,769	44.3%
Other	$(838)	$(666)	25.8%	$(2,996)	$(2,444)	22.6%
Eliminations	$(2,138)	$(4,278)	(50.0%)	$(7,797)	$(11,112)	(29.8%)

	$49,035	$46,636		$150,065	$157,040

Income before income tax and noncontrolling interest attributable to the Container Ownership segment for the three months ended September 30, 2012 increased $1,836 (4.8%) compared to the three months ended September 30, 2011. This increase primarily consisted of a $12,444 increase in lease rental income primarily due to a 17.7% increase in our owned fleet size, a change in unrealized gains (losses) on interest rate swaps and caps, net from a net loss of $3,516 for the three months ended September 30, 2011 due to a decrease in long-term interest rates to a net gain of $1,111 for the three months ended September 30, 2012 due to an increase in long-term interest rates, a $997 decrease in bad debt expense primarily due to the bankruptcies of two customers in July 2011, partially offset by an increase due to management’s assessment during the three months ended September 30, 2012 that the financial condition of certain lessees and their ability to make required payments had deteriorated, net, partially offset by a $8,415 increase in depreciation expense due to an increase in fleet size and an increase in the average price of containers purchased, a $5,733 increase in interest expense due to an increase in average debt balances of $393,712 and an increase in average interest rates on the Company’s debt of 0.43 percentage points and a $2,146 increase in direct container expense primarily due to an increase in storage expense. The increase in direct container expense included increases in inter-segment operating and capital lease management fees and sales commissions of $1,076 and $73, respectively, paid to our Container Management and Container Resale segments, respectively, due to an increase in the size of the owned container fleet and an increase in the volume of owned container sales.

Income before income tax and noncontrolling interest attributable to the Container Ownership segment for the nine months ended September 30, 2012 decreased $12,297 (-9.1%) compared to the nine months ended September 30, 2011. This decrease primarily consisted of a $22,449 increase in interest expense primarily due to an increase in average debt balances of $485,389 , an increase in average interest rates on the Company’s debt of 0.80 percentage points and , a $19,773 noncash gain on sale of containers to noncontrolling interest due to

TMCL’s capital restructuring during the three months ended June 30, 2011, a $10,593 increase in depreciation expense due to a $18,584 increase resulting from an increase in fleet size and an increase in the average price of containers purchased, partially offset by a $7,991 decrease due to an increase in estimated residual values used in the calculation of depreciation expense compared to depreciation expense recorded for the nine months ended September 30, 2011 and a $8,770 increase in direct container expense primarily due to increase in storage expense, partially offset by a $36,814 increase in lease rental income primarily due to a 16.7% increase in our owned fleet size, a change in unrealized gains (losses) on interest rate swaps and caps, net from a net loss of $5,758 for the nine months ended September 30, 2011 due to a decrease in long-term interest rates to a net gain of $3,184 for the nine months ended September 30, 2012 due to an increase in long-term interest rates and a $3,285 increase in gain on sale of containers, net primarily due to a 29.2% increase in the number of containers sold and a 557.3% increase in the number of containers placed on sales type leases, partially offset by a decrease in average sales proceeds of $209 per unit. The increase in direct container expense included increases in inter-segment operating and capital lease management fees and sales commissions of $2,511 and $1,216, respectively, received from our Container Management and Container Resale segments, respectively, due to an increase in the size of the owned container fleet and an increase in the volume of owned container sales.

Income before income tax and noncontrolling interest attributable to the Container Management segment for the three months ended September 30, 2012 decreased $1,623 (-15.4%) compared to the three months ended September 30, 2011. This decrease primarily consisted of a $1,896 decrease in management fees, partially offset by a $178 decrease in amortization expense primarily due to the August 2012 acquisitions of a portion of the Capital and Gateway fleets that we previously managed and a $90 decrease in short-term incentive compensation expense. The decrease in management fees included a $1,826 decrease in inter-segment acquisition fees received from our Container Ownership segment primarily due to a decrease in inter-segment acquisition rates, partially offset by a $1,076 increase in inter-segment operating and capital lease management fees received from our Container Ownership segment due to the increased size of the owned container fleet. Inter-segment acquisition fees and operating and capital lease management fees are eliminated in consolidation.

Income before income tax and noncontrolling interest attributable to the Container Management segment for the nine months ended September 30, 2012 decreased $441 (-1.6%) compared to the nine months ended September 30, 2011. This decrease primarily consisted of a $1,689 decrease in management fees, partially offset by a $836 decrease in amortization expense primarily due to the August 2012 acquisitions of a portion of the Capital and Gateway fleets and the May 2011 acquisition of a portion of the Gateway fleet that we previously managed and a $187 decrease in short-term incentive compensation expense. The decrease in management fees included a $2,350 decrease in inter-segment acquisition fees received from our Container Ownership segment primarily due to a decrease in inter-segment acquisition rates and a $2,511 increase in inter-segment operating and capital lease management fees received from our Container Ownership segment due to the increased size of the owned container fleet. Inter-segment acquisition fees and operating and capital lease management fees are eliminated in consolidation.

Income before income tax and noncontrolling interest attributable to the Container Resale segment for the three months ended September 30, 2012 increased $218 (8.4%) compared to the three months ended September 30, 2011. This increase consisted primarily of a $177 increase in gains on container trading, net and a $54 increase in sales commissions, primarily due to a 59.7% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell, partially offset by a decrease in average sales margin per container. The increase in sales commissions included an increase in inter-segment sales commissions of $79 received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, which are eliminated in consolidation, partially offset by a $25 decrease in sales commissions to external customers primarily due to a decrease in the volume of managed container sales.

Income before income tax and noncontrolling interest attributable to the Container Resale segment for the nine months ended September 30, 2012 increased $3,000 (44.3%) compared to the nine months ended September 30, 2011. This increase consisted primarily of a $2,085 increase in gains on container trading, net and a $764 increase in sales commissions, primarily due to a 140.5% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell, partially offset by a decrease in average sales margin per container. The increase in sales commissions included an increase in inter-segment sales commissions of $1,187 received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, which are eliminated in consolidation, partially offset by a $424 decrease in sales commissions to external customers primarily due to a decrease in the volume of managed container sales.

Loss before income tax and noncontrolling interest attributable to Other activities unrelated to our reportable business segments for the three months ended September 30, 2012 increased $172 (25.8%) compared to the three months ended September 30, 2011. This increase consisted of a $220 increase in long-term incentive compensation expense, partially offset by a $48 decrease in corporate overhead expenses.

Loss before income tax and noncontrolling interest attributable to Other activities unrelated to our reportable business segments for the nine months ended September 30, 2012 increased $552 (22.6%) compared to the nine months ended September 30, 2011. This increase consisted of a $740 increase in long-term incentive compensation expense primarily due to an adjustment to forfeiture rates, partially offset by a $188 decrease in corporate overhead expenses.

Segment eliminations for the three months ended September 30, 2012 decreased $2,140 (-50.0%) compared to the three months ended September 30, 2011. This decrease primarily consisted of a $1,826 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $297 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment.

Segment eliminations for the nine months ended September 30, 2012 decreased $3,315 (-29.8%) compared to the nine months ended September 30, 2011. This decrease primarily consisted of a $2,350 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $937 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 66% and 65% of our direct container expenses for the three and nine months ended September 30, 2012, respectively, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2011 Form 20-F/A. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the nine months ended September 30, 2012 and 2011, our operating expenses paid in foreign currencies were spread among 18 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of September 30, 2012, we had cash and cash equivalents of $113,586. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) proceeds from the issuance of Series 2011-1 and 2012-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds” and “2012-1 Bonds”, respectively), (4) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to TMCL and Textainer Marine Containers II Limited (“TMCL II”) (the “TMCL Secured Debt Facility” and “TMCL II Secured Debt Facility”, respectively), (5) borrowings under the revolving credit facility extended to TL (the “TL Revolving Credit Facility”) and (6) proceeds from the issuance of common shares in a public offering. As of September 30, 2012, we had the following outstanding borrowings and borrowing capacities under the TL Revolving Credit Facility, the revolving credit facility extended to TW (“TW Revolving Credit Facility”), the TMCL II Secured Debt Facility, TMCL’s variable rate amortizing bonds (the “2005-1 Bonds”) and the 2011-1 and 2012-1 Bonds (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TL Revolving Credit Facility	$182,500	$417,500	$600,000	$182,500	$250,051	$432,551
TW Revolving Credit Facility (1)	34,502	390,498	425,000	34,502	—	34,502
TMCL II Secured Debt Facility	825,000	375,000	1,200,000	825,000	9,151	834,151
2005-1 Bonds	137,334	—	137,334	137,334	—	137,334
2011-1 Bonds	350,000	—	350,000	350,000	—	350,000
2012-1 Bonds	383,333	—	383,333	383,333	—	383,333

Total	$1,912,669	$1,182,998	$3,095,667	$1,912,669	$259,202	$2,171,871

(1)	The TW Revolving Credit Facility was amended on October 1, 2012 to reduce the aggregate commitment amount of the TW Credit Facility from $425,000 to $250,000.

The Company operates in part through non-Bermuda subsidiaries and branch operations outside of Bermuda. Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of these non-Bermuda subsidiaries and branches were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At September 30, 2012, cumulative earnings of approximately $49,526 could be subject to income taxes if such earnings were transferred out of such jurisdictions. The calculation of the unrecognized deferred tax liability related to these earnings is complex and is not practicable.

The disruption in the credit markets in 2008 and 2009 had a significant adverse impact on a number of financial institutions. To date, our liquidity has not been materially impacted by this disruption. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit markets.

The TL Revolving Credit Facility, the TW Revolving Credit Facility, the TMCL II Secured Debt Facility, the 2005-1 Bonds, the 2011-1 Bonds and the 2012-1 Bonds require us to comply with certain financial covenants. As of September 30, 2012, we were in compliance with all of the applicable financial covenants.

On November 5, 2012, TGH’s board of directors approved and declared a quarterly cash dividend of $0.44 per share on TGH’s issued and outstanding common shares, payable on November 28, 2012 to shareholders of record as of November 16, 2012.

Cash Flow

The following table summarizes historical cash flow information for the nine months ended September 30, 2012 and 2011:

	Nine Months Ended September 30,
	2012	2011
	(Dollars in thousands)
Net income	$144,944	$149,529
Adjustments to reconcile net income to net cash provided by operating activities	42,165	9,469

Net cash provided by operating activities	187,109	158,998
Net cash used in investing activities	(661,927)	(692,808)
Net cash provided by financing activities	513,515	549,889
Effect of exchange rate changes	73	189

Net increase in cash and cash equivalents	38,770	16,268
Cash and cash equivalents, beginning of year	74,816	57,081

Cash and cash equivalents, end of the period	$113,586	$73,349

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2012 increased $28,111 (17.7%) compared to the nine months ended September 30, 2011 primarily due to a $16,961 increase in net income adjusted for noncash items such as gain on sale of containers to noncontrolling interest, depreciation expense and unrealized gains (losses) on interest rate swaps and caps, net resulting primarily from a 16.7% increase in our owned fleet size due to purchases of new and used containers, partially offset by a 0.9 percentage point decrease in utilization for our owned fleet and a $916 decrease in trading containers, net during the nine months ended September 30, 2012 compared to a $12,735 increase during the nine months ended September 30, 2011 primarily due to a change in the number of trading containers that were held for sale.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2012 decreased $30,881 (-4.5%) compared to the nine months ended September 30, 2011 due to the payment for TMCL’s capital restructuring (net of cash acquired), higher proceeds from the sale of containers and fixed assets, a higher receipt of principal payments on direct financing and sales-type leases and a lower amount of container purchases.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2012 decreased $36,374 (-6.6%) compared to the nine months ended September 30, 2011 primarily due to a $232,895 decrease in net proceeds from our TMCL and TMCL II Secured Debt Facilities, a $36,667 increase in principal payments on bonds payable, a $14,801 increase in debt issuance costs and a $13,522 increase in dividends paid, partially offset by $185,220 of proceeds received from the issuance of common shares in our public offering in 2012, a $51,955 increase in net proceeds from our TL and TW Revolving Credit Facilities, a $22,257 lower increase in restricted cash, a $3,842 increase in capital contributions from noncontrolling interest and a $1,235 decrease in proceeds from the issuance of common shares upon the exercise of share options.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of September 30, 2012:

	Payments Due by Twelve Month Period Ending September 30,
	Total	2013	2014	2015	2016	2017	2018 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TL Revolving Credit Facility	$182,500	$—	$—	$—	$—	$182,500	$—
TW Revolving Credit Facility	34,502	—	—	—	—	—	34,502
TMCL II Secured Debt Facility	825,000	—	27,500	82,500	82,500	82,500	550,000
2005-1 Bonds	137,334	51,500	51,500	34,334	—	—	—
2011-1 Bonds	350,000	40,000	40,000	40,000	40,000	40,000	150,000
2012-1 Bonds	383,333	40,000	40,000	40,000	40,000	40,000	183,333
Interest on obligations (1)	308,895	60,015	55,885	50,061	43,988	37,937	61,009
Interest rate swap payables (2)	13,791	8,154	3,885	1,537	197	18	—
Office lease obligations	6,243	1,435	1,422	1,399	1,360	413	214

Total contractual obligations	$2,241,598	$201,104	$220,192	$249,831	$208,045	$383,368	$979,058

(1)	Assuming an estimated current interest rate of London InterBank Offered Rate (“LIBOR”) plus a margin, which equals an all-in interest rate of 3.20%.
(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.21%, for all periods, for all interest rate contracts outstanding as of September 30, 2012.

2012-1 Bond Offering

In April 2012, TMCL issued $400,000 aggregate principal amount of 2012-1 Bonds, at a discount of $50, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2012-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at issuance, and under the 10-year amortization schedule, $40,000 in 2012-1 Bond principal will amortize per year. Under the terms of the 2012-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to the payment date occurring on April 15, 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds is fixed at 4.21% per annum. The final target payment date and legal final payment date are April 15, 2022 and April 15, 2027, respectively. The 2012-1 Notes were used to repay certain outstanding indebtedness of TMCL, in particular a portion of its Secured Debt Facility, and for general corporate purposes. The 2012-1 Notes are secured by a pledge of TMCL’s assets.

TMCL II Secured Debt Facility

In May 2012, TMCL II, a new asset owning subsidiary wholly owned by TL, entered into a securitization facility, the TMCL II Secured Debt Facility, that provides for an aggregate commitment amount of up to $1,200,000 and acquired a portion of containers owned by TMCL. TMCL used the proceeds it received from TMCL II for the containers to terminate the TMCL Secured Debt Facility. The TMCL II Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (currently set at May 1, 2014), with a provision that if not renewed the TMCL II Secured Debt Facility will partially amortize over a five year period and then mature. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is one-month LIBOR plus 2.625% during the revolving period prior to the Conversion Date. There is also a commitment fee of 0.75% on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. If the TMCL II Secured Debt Facility is not refinanced or renewed prior to the Conversion Date, the interest rate will increase to one-month LIBOR plus 3.625%.

Public Offering of Common Shares

The Company completed an underwritten public offering of an aggregate of 8,625,000 of its common shares at a price to the public of $31.50 per share on September 19, 2012. Of the common shares sold, the Company sold 6,125,000 new common shares and Halco Holdings Inc. (“Halco”) sold 2,500,000 of its existing common shares. The Company received $185,220 and Halco received $75,600 after deducting underwriting discounts. Halco’s total ownership and voting interest in TGH’s common shares before and after the offering was 60% and 49%, respectively. The Company intends to use all of its net proceeds from the offering for capital expenditures and general corporate purposes.

TW Revolving Credit Facility

The TW Revolving Credit Facility was amended on October 1, 2012 to reduce its aggregate commitment amount from $425,000 to $250,000.

Off Balance Sheet Arrangements

As of September 30, 2012, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2011 Form 20-F/A as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2011 Form 20-F/A. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2011 Form 20-F.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the nine months ended September 30, 2012, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2011 Form 20-F/A. Updated interest rate swap and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, net in the condensed consolidated statements of comprehensive income.

The notional amount of the interest rate swap agreements was $490,737 as of September 30, 2012, with termination dates between February 15, 2013 and July 15, 2017. Through the interest rate swap agreements we have obtained fixed rates between 0.48% and 3.96%. The net fair value liability of these agreements was $12,926 and $16,110 as of September 30, 2012 and December 31, 2011, respectively.

The notional amount of the interest rate cap agreements was $307,180 as of September 30, 2012, with termination dates between October 15, 2012 and November 16, 2015.

Based on the debt balances and derivative instruments as of September 30, 2012, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value liability of interest rate swaps of $6,851, an increase in interest expense of $12,612 and a decrease in realized losses on interest rate swaps and caps, net of $3,818.

Quantitative and Qualitative Disclosures About Credit Risk

For the nine months ended September 30, 2012, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Quantitative and Qualitative Disclosures About Credit Risk” included in our 2011 Form 20-F/A.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information—Risk Factors” included in our 2011 Form 20-F/A. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2012

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer